Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pho'nomenal, Inc.
10900 NE 4TH ST STE 2300
BELLEVUE, WA 98004
http://phonomenalbowl.com

Up to $1,234,999.56 in Class A-1 Common Stock at $1.29
Minimum Target Amount: $14,998.83

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Pho'nomenal, Inc.
Address: 10900 NE 4TH ST STE 2300, BELLEVUE, WA 98004
State of Incorporation: WA
Date Incorporated: October 30, 2017

Terms:

Equity

Offering Minimum: $14,998.83 | 11,627 shares of Class A-1 Common Stock
Offering Maximum: $1,234,999.56 | 957,364 shares of Class A-1 Common Stock
Type of Security Offered: Class A-1 Common Stock
Purchase Price of Security Offered: $1.29
Minimum Investment Amount (per investor): $248.97

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

<u>Voting Proxy</u>. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

Time-Based Perk

Early Bird

Early Bird 1 - Invest $1,000+ within the first 2 weeks | 0% bonus shares

Early Bird 2 - Invest $5,000+ within the first 2 weeks | 5% bonus shares

Early Bird 3 - Invest $10,000+ within the first 2 weeks | 7.5% bonus shares

Early Bird 4 - Invest $25,000+ within the first 2 weeks | 10% bonus shares

Early Bird 5 - Invest $50,000+ within the first 2 weeks | 15% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $1,000+ and receive 1 free Phonomenal Pho case delivered per month for 6 months

Tier 2 Perk — Invest $5,000+ and receive 2 free Phonomenal Pho cases delivered per month for 1 year + 5% bonus shares

Tier 3 Perk — Invest $10,000+ and receive $100 online coupon to spend on our website per month for one year + 7.5% bonus shares

Tier 4 Perk — Invest $25,000+ and receive $200 online coupon to spend on our website per month for one year + 15% bonus shares

Tier 5 Perk — Invest $50,000+ and receive $500 online coupon to spend on our website per month for one year + 20% bonus shares + invitation to travel with me on a journey to Vietnam and I will be your personal tour guide (airfare, hotel and travel expenses not included).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Pho'nomenal, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A-1 at $1.29 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $129. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Pho'nomenal, Inc., a C Corporation organized under the laws of the state of Washington, has revolutionized the instant noodle market since its inception in 2016. From its origins as a pho restaurant to becoming a leading instant noodle brand, Pho'nomenal has been dedicated to blending tradition with taste. The company's business model is centered around providing authentic, healthier options in the instant noodle market, which is valued at $8.4 billion in the US. Pho'nomenal's products are available across the United States in major retail outlets like Kroger and Costco, as well as through direct-to-consumer sales online. The company is distinguished by its "Million Bowl Promise," where for every million bowls sold, 10,000 are donated to Food Lifeline and Feeding America, showcasing a strong commitment to social impact.

Instant noodle market size: https://www.fortunebusinessinsights.com/industry-reports/instant-noodles-market-101452

$8.4 billion value: https://www.prnewswire.com/news-releases/north-america-instant-noodles-market-report-202-2028-affordability-and-convenience-drive-growth-asian-brands-contribute-to-the-rising-demand-301981639.html

Corporate History

Pho'nomenal, Inc., is a Washington C corporation organized on 10/30/2017. KBA was originally established as as shell LLC company in WA to do a land deal for What the Pho restaurants. When that didn't go through in 2015, we used the company to establish our vendor status with Costco in 2016. Pho'nomenal was also the name of our product. Eventually, in 2017 we established Phonomenal Inc and rolled all KBA assets in to Inc

Competitors and Industry

Phonomenal's direct competitor is Snapdragon which offerts instant Pho bowl SKUs in the US Market. Here's a comparison based on various aspect:

Ingredients: Phonomenal Pho uses high-quality ingredients, specifically, it's soup base are made in USA from real chicken/beef broth cooked with real ingredients, while Snapdragon Pho uses flavoring to mimic the real broth taste.

Flavor: Flavor profiles can differ between the two brands. Phonomenal Pho might offer a more authentic taste, closer to what you'd find in a Vietnamese restaurant, while Snapdragon Pho might have a slightly adjusted flavor profile resulted by the use of artificial ingredients.

Price: Phonomenal Pho might be priced slightly higher due to its focus on premium ingredients and authentic flavors. Snapdragon Pho might be more budget-friendly due to its lower ingredient costs.

Availability: Phonomenal Pho might be more widely available in specialty or health food stores, while snapdragon Pho might be found in larger grocery chains.

Variety: Both brands offer a range of pho flavors and varieties, catering to different tastes and dietary preferences. Phonomenal Pho might have a smaller but carefully curated selection, while Snapdragon Pho might have a broader range of options to choose from.

Popularity: Both brands have gained popularity in the market, but Phonomenal Pho might be more well-known in the health-conscious or organic food community, while Snapdragon Pho might be more recognized in the mainstream instant noodle market.

Customer Reviews: Phonomneal Pho might have reviews that highlight its authentic taste and quality ingredients, while Snapdragon Pho might receive positive feedback for its convenience and value.

In summary, both Phonomenal Pho and Snapdragon Pho have their own unique strengths and appeal to different segments of the market. Consumers can choose based on their preferences for ingredients, flavor, price, availability, variety, and overall brand image.

Operating in the food and beverage industry, specifically within the instant noodle sector, Pho'nomenal is tapping into a market with substantial growth potential. With a focus on health-conscious and ethnic foods, the company is positioned to address the increasing demand for such products.

Pho'nomenal faces competition from other major players in the instant noodle market but differentiates itself through its commitment to health, authenticity, and social impact.

Instant noodle market size: https://www.fortunebusinessinsights.com/industry-reports/instant-noodles-market-101452

$8.4 billion value: https://www.prnewswire.com/news-releases/north-america-instant-noodles-market-report-202-2028-affordability-and-convenience-drive-growth-asian-brands-contribute-to-the-rising-demand-301981639.html

Current Stage and Roadmap

Pho'nomenal's products, including a range of gluten-free, non-GMO, MSG-free, and dairy-free options, are currently on the market and generating sales.

The company is in a phase of growth and expansion, with plans to introduce new product lines such as protein-infused noodles and dried fruits. Future roadmap plans include expanding market share, introducing new product categories, growing the distribution network, and focusing on research and development for future products.

The Team

Officers and Directors

Name: Duc (Duke) Trong Pham

Duc (Duke) Trong Pham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member, Principal Accounting Officer
  Dates of Service: August, 2015 - Present
  Responsibilities: Founder and now CEO. Due to the pandemic, Duke deferred his $100k salary for past 3 years until Q4 2023. Pho'nomenal is his primary job. Duke functions as the principal accounting officer at Pho'nomenal.

Other business experience in the past three years:

- Employer: Zonealytics, LLC
  Title: Founder
  Dates of Service: December, 2023 - July, 2023
  Responsibilities: From my technology and software background, launched a mobile app in the the sports analytics and gaming space.

Other business experience in the past three years:

- Employer: What the Pho
  Title: Founder
  Dates of Service: January, 2004 - Present
  Responsibilities: Restaurant that I started in 2004 and led to developing Pho'nomenal. I don't physically work or manage the restaurants. I only spend less than 1hr per week if that to help consult with partner running the business

Name: Hao Liang

Hao Liang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO, Board Member
  Dates of Service: September, 2022 - Present
  Responsibilities: Lead the efforts to reinvigorate the team, set clar priorities and identify critical value-creation levers. My salary has yet to be determined.

Other business experience in the past three years:

- Employer: The XCJ Corp. (www.thexcj.com)
  Title: Managing Partner – Chief Operation
  Dates of Service: August, 2020 - September, 2022
  Responsibilities: v Reinvigorated operation team by structuring fundamental operation frameworks and implement key business processes. v Overhauled production operation and tripled productivity within 2 months of heading the operation. Increased run rate from 3MM to 30MM within a tight timeframe to secure 1st round fundraising. v Key strategy decision maker involving in long-term company sustainable growth, overall risk management, strategic vendor/partner relationship management, and DTC (direct to consumer)/retail sales. v 8X top-line revenue growth while reducing approx. 10% online ad spend and CAC (customer acquisition cost) per capita. v Overhauled supply chain resulted in approx. 20% bottom-line savings. v Oversee all plant expansion projects (current plant automation, future plant placement strategy) to support 200MM + run rate and maximize multiplier X upon exit.

Other business experience in the past three years:

- Employer: January Foods Corp. (a subsidiary of Tall Tree Foods)
  Title: CEO & President
  Dates of Service: September, 2016 - December, 2018
  Responsibilities: v Direct report to CEO of Tall Tree Foods (portfolio holding company of Altamont Capital Partners) & Receive direct report from January Foods Corp. COO, CFO, Director of Sales & Director of Marketing. v Assembled & led the efforts to reinvigorate the team, set clear priorities and identify the critical value-creation levers. v Turned the 200 employee 30MM-35MM revenue mid-cap business around and achieved 12%-18% annual EBIDTA growth. v Launched brand strategies branding unique ethnic brands into mainstream market w/o cannibalization. v Overhauled supply chain & production operations, succeeded in significant bottom-line savings. v Developed risk management programs to ensure continuity of back-end supply in various emergency scenarios to strengthen market leader position in Chinese sausage manufacturing. v Sourced & negotiated M&A opportunities in middle-market food companies to increase overall portfolio values.

Name: Anders Dahl

Anders Dahl's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Supply Chain Management
  Dates of Service: January, 2021 - Present
  Responsibilities: I am responsible for directing and planning all aspects of Pho'Nomenal, Inc.'s supply chain initiatives, policies, and objectives. Additionally, I oversee the inventory, distribution, and transportation activities for the company. $85,000 Stock grants equal to 3% ownership stake I am currently receiving compensation in the form of a salary.

Other business experience in the past three years:

- Employer: JAYM Enterprises
  Title: Senior Manager of Supply Chain
  Dates of Service: January, 2019 - December, 2022
  Responsibilities: I was responsible for directing and planning all aspects of the organization's supply chain initiatives, policies, and objectives, including overseeing all inventory activities for raw materials and finished goods.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Class A-1 Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability

to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that

could harm the Company's reputation, business, financial condition, and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Duc Pham	12,710,623	Class A-2 Common Stock	58.03%

The Company's Securities

The Company has authorized Class A-1 Common Stock, Class A-2 Common Stock, Preferred Stock, and Convertible note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 957,364 of Class A-1 Common Stock.

Class A-1 Common Stock

The amount of security authorized is 180,000,000 with a total of 16,682,669 outstanding.

Voting Rights

One vote per share, please see voting rights of securities sold in this offering below.

Material Rights

Stock Options

The total amount outstanding includes 1,540,000 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 220,000 of shares to be issued pursant to stock options issued.

Voting Rights of Securities Sold in this Offering contain a Voting Proxy.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class A-2 Common Stock

The amount of security authorized is 20,000,000 with a total of 13,560,623 outstanding.

Voting Rights

2 votes per share

Material Rights

There are no material rights associated with Class A-2 Common Stock.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible note

The security will convert into Class a-1 common stock and the terms of the Convertible note are outlined below:

Amount outstanding: $624,962.49
Maturity Date: December 31, 2024
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $35,000,000.00
Conversion Trigger: The notes will automatically convert into equity in the event of a qualifying financing (raising at least $2,000,000), at a discount to the price per share paid by investors in that financing. Alternatively, note holders can elect to convert their notes into common stock before maturity at a pre-money valuation between $20million and $35million, based on certain conditions.

Material Rights

There are no material rights associated with Convertible note.

What it means to be a minority holder

As a minority holder of Class A-1 Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $420,000.00
  Use of proceeds: inventory & workding capital
  Date: November 30, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $1,127,132 compared to $3,341,412 in fiscal year 2022.

This significant increase can be attributed improvements in supply chain and expanded market presence . The company successfully increased its retail store coverage, leading to higher consumer reach and sales volumes.

Cost of Sales

Cost of Sales for fiscal year 2021 was $1,115,022 compared to $2,915,954 in fiscal year 2022.

The increase in the cost of sales is consistent with the higher revenue, reflecting greater production volumes and expansion costs. The increase may also be influenced by inflationary pressures on raw material prices and supply chain costs.

Gross Margins

Gross margins for fiscal year 2021 were $12,110 compared to $425,458 in fiscal year 2022.

This improvement in gross margins is a direct result of the increased sales volume outpacing the growth in cost of sales. Efficient cost management and economies of scale achieved through higher production volumes also contributed to this increase.

Expenses

Expenses for fiscal year 2021 were $366,381 compared to $587,192 in fiscal year 2022.

The rise in expenses can be linked to expanded marketing efforts, investment in administrative infrastructure, and scaling operations to support the increased business activities.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the company has established a strong market presence and demonstrated the ability to scale its operations effectively. Past cash was primarily generated through sales. Our goal is to continue expanding our market reach and introducing innovative products to sustain growth. The Company's historical cash flows are representative of what is to be expected in the future, given the consistent growth trajectory and successful market penetration strategies implemented.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has capital resources available in the form of a claim from our insurance company, a capital contribution in the amount of $500,000 from inventory sales, and approximately $425,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, a significant portion will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $8,000 for expenses related to warehouse and office space maintenance, and part-time fulfillment staff.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely, with plans for expansion such as hiring additional staff and establishing an east coast warehouse. This is also based on a monthly burn rate of $8,000, with potential increases due to additional staff and expansion costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including investments from large companies that have approached us. These potential investments are still in the discussion phase and the terms are yet to be finalized.

Indebtedness

- Creditor: SBA EIDL (Small Business Administration Economic Injury Disaster Loan) U.S. Small Business Administration
  Amount Owed: $147,000.00
  Interest Rate: 3.75%
  Maturity Date: April 18, 2050
  This loan was part of the COVID-19 relief efforts. The terms include a long maturity period, which suggests it's designed to provide long-term relief.

- Creditor: Promissory Notes & Loans from various lenders
  Amount Owed: $152,375.00
  Interest Rate: 8.0%
  Maturity Date: January 01, 2027
  Maturity Dates: Various, ranging from 2023 to 2027 Other Terms: Specific terms vary depending on the individual loan agreements.

- Creditor: Convertible noteholders
  Amount Owed: $624,962.49
  Interest Rate: 10.0%
  Maturity Date: December 31, 2024
  The notes will automatically convert into equity in the event of a qualifying financing (raising at least $2,000,000), at a discount to the price per share paid by investors in that financing. Alternatively, note holders can elect to convert their notes into common stock before maturity at a pre-money valuation between $20million and $35million, based on certain conditions.

Related Party Transactions

- Name of Entity: Convertible Promissory Note Agreement with Duc Pham
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Duc Pham issued an unsecured convertible promissory note to the Company.
  Material Terms: Amount: $265,081 Material Terms: The note carries an interest rate of 8%, with a maturity date set to June 30, 2023. The terms of conversion into common stock or other securities were not detailed in the provided information.

- Name of Entity: Convertible Promissory Note Agreement with Hao Liang
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Nature and Amount of Interest in Transaction: Hao Liang issued an unsecured convertible promissory note to the Company.
  Material Terms: Amount: $300,000 Material Terms: The note carries an interest rate of 10%, with a maturity date set to December 31, 2024. Similar to Duc Pham's note, the specifics regarding the conversion terms were not provided.

Valuation

Pre-Money Valuation: $39,013,846.68

Valuation Details:

This valuation was calculated internally by the Company without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no preferred stock outstanding or warrants outstanding. In making this calculation, we have assumed:

(i) all outstanding options and warrants are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $624,962.49 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.83 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fee
  94.5%
  StartEngine Premium Fee

If we raise the over allotment amount of $1,234,999.56, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  20.0%
  building out and improving website and D2C portal

- Marketing
  20.0%
  Marketing online portal and StartEngine

- Company Employment
  20.0%
  An additional one to two account managers that will manage warehouse workers

- Inventory
  34.5%
  We need buy inventory to potentially supply Costco order

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30

(120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://phonomenalbowl.com (http://phonomenalbowl.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/phonomenal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pho'nomenal, Inc.

[See attached]

PHO'NOMENAL, INC.

Financial Statements
Year Ended December 31, 2022 and 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pho'nomenal, Inc.
Bellevue, Washington State

We have reviewed the accompanying financial statements of Pho'nomenal, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 13, 2023
Los Angeles, California

PHO'NOMENAL INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 20,472	$ 8,852
Acccounts Receivable, net	66,107	114,737
Inventory	780,766	483,402
Due from Related Parties	-	1,769
Prepaids and Other Current Assets	160,444	1,125
Total Current Assets	**1,027,788**	**609,886**
Property and Equipment, net	17,674	16,347
Intangible Assets	5,000	-
Total Assets	**$ 1,050,463**	**$ 626,233**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 416,630	$ 133,016
Current Portion of Loans and Notes	8,604	17,077
Convertible Note	1,240,005	1,008,286
Accrued Interest on Convertible Notes	160,784	90,596
Other Current Liabilities	263,188	122,747
Total Current Liabilities	**2,089,211**	**1,371,721**
Promissory Notes and Loans	143,771	197,473
Total Liabilities	**2,232,982**	**1,569,193**
STOCKHOLDERS EQUITY		
Common Stock	1,466,031	1,466,031
Additional Paid In Capital	5,035	5,035
Retained Earnings/(Accumulated Deficit)	(2,653,585)	(2,414,027)
Total Stockholders' Equity	**(1,182,519)**	**(942,961)**
Total Liabilities and Stockholders' Equity	**$ 1,050,463**	**$ 626,233**

See accompanying notes to financial statements.

PHO'NOMENAL INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 3,341,412	$ 1,127,132
Cost of Goods Sold	2,915,954	1,115,022
Gross profit	425,458	12,110
Operating expenses		
General and Administrative	470,499	225,172
Sales and Marketing	116,693	141,209
Total operating expenses	587,192	366,381
Operating Income/(Loss)	(161,734)	(354,271)
Interest Expense	77,825	88,109
Other Loss/(Income)	-	(45,485)
Income/(Loss) before provision for income taxes	(239,558)	(396,894)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (239,558)**	**$ (396,894)**

See accompanying notes to financial statements.

PHO'NOMENAL INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
Balance—December 31, 2020	**16,967,664**	**$ 1,466,031**	**$**	**5,035**	**$**	**(2,017,133)**	**$**	**(546,067)**
Net income/(loss)						(396,894)		(396,894)
Balance—December 31, 2021	16,967,664	1,466,031		5,035	$	(2,414,027)	**$**	**(942,961)**
Issuance of Stock	5,450,500	-						-
Net income/(loss)						(239,558)		(239,558)
Balance—December 31, 2022	**22,418,164**	**$ 1,466,031**	**$**	**5,035**	**$**	**(2,653,585)**	**$**	**(1,182,519)**

See accompanying notes to financial statements.

PHO'NOMENAL INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(239,558)	$	(396,894)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		19,170		26,859
Changes in operating assets and liabilities:				
Acccounts receivable, net		48,630		23,999
Inventory		(297,363)		(254,041)
Prepaids and Other Current Assets		(159,319)		11,440
Due from Related Parties		1,769		624
Accounts Payable		283,615		71,673
Other Current Liabilities		140,442		21,269
Accrued Interest		70,188		57,101
Net cash provided/(used) by operating activities		**(132,427)**		**(437,969)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(20,497)		-
Purchases of Intangible Assets		(5,000)		-
Net cash provided/(used) in investing activities		**(25,497)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans, net				17,493
Repayment of Promissory Notes and Loans, net		(62,175)		
Borrowing on Convertible Notes		231,719		418,367
Net cash provided/(used) by financing activities		**169,544**		**435,860**
Change in Cash		11,620		(2,110)
Cash—beginning of year		8,852		10,961
Cash—end of year	**$**	**20,472**	**$**	**8,852**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	77,825	$	88,109
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pho'nomenal Inc. was incorporated on October 30, 2017, in the state of Washington. The financial statements of Pho'nomenal Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bellevue, Washington State.

Pho'nomenal Food introduced its flagship product: Pho'nomenal Instant Pho Bowls. This Vietnamese noodle soup, celebrated for its intense flavors, nourishing qualities, and cultural significance, served as our inspiration to craft a convenient, premium instant Pho. Today, our dedication extends to exploring a wider culinary spectrum as we strive to bring the exquisite, wholesome flavors of Consumer Packaged Goods (CPG) items from around the world to cater to our health-conscious customers' lifestyles. Our products are currently being sold in over 5000 retail stores and US Military Bases around the world. We are also available on line at Target.com, Kroger.com, Albertsons.com, Amazon.com, FredMeyer.com, and Phonomenalfoods.com.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using a first-in-first out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

Pho'nomenal Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of Pho'nomenal Instant Pho Bowls.

Cost of sales

Costs of goods sold include the cost of ingredients packaging and supplies, shipping costs, fees, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $116,693 and $141,209, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 13, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2022		2021
Finished goods		653,306		287,840
Raw Materials		127,460		195,562
Total Inventory	**$**	**780,766**	**$**	**483,402**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Receivable -Gateway Cash Reserves		131,579		-
Receivable - Others		26,865		-
Prepaid Expenses		-		1,125
Loan Fees		2,000		-
Total Prepaids and Other Current Assets	**$**	**160,444**	**$**	**1,125**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Accrued Liabilities		263,188		92,742
Accrued Expenses				29,584
Payroll payable		-		420
Total Other Current Liabilities	**$**	**263,188**	**$**	**122,747**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Machinery & Equipment	$	67,027	$	46,530
Property and Equipment, at Cost		**67,027**		**46,530**
Accumulated depreciation		(49,353)		(30,183)
Property and Equipment, Net	**$**	**17,674**	**$**	**16,347**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $19,170 and $26,859, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022		2021	
Trademark	$	5,000	$	-
Intangible assets, at cost		**5,000**		**-**
Accumulated amortization		-		-
Intangible assets, Net	**$**	**5,000**	**$**	**-**

Trademarks are not amortized.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 200,000,000 shares of Common Stock at no par value. As of December 31, 2022, and December 31, 2021, 22,418,164 and 16,967,664 shares of Common Stock were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 50,000,000 shares of Preferred Stock at no par value. As of December 31, 2022, and December 31, 2021, no shares of Preferred Stock were issued and outstanding.

8. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 4,600,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of one year. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	1,060,000	$ 0.00	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	1,060,000	$ 0.00	6.75
Exercisable Options at December 31, 2021	1,060,000	$ 0.00	6.75
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	1,060,000	$ 0.00	5.75
Exercisable Options at December 31, 2022	1,060,000	$ 0.00	5.75

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $0 and $0, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
SBA EIDL	$ 147,000	3.75%	4/18/2020	4/18/2050	$ 5,513	$ 14,906	$ 8,604	$ 143,771	$ 167,281	$ 5,513	$ 9,394	$ -	$ 155,928	$ 165,322
Loan - Channel Partners	$ 100,000	14.00%	11/16/2020	11/16/2020	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 17,077	$ -	$ 17,077
PPP loan	$ 50,000	14.00%	11/17/2020	11/17/2022	$ -	$ -	$ -	$ -	$ -	$ 7,000	$ 7,844	$ -	$ 41,545	$ 49,389
Total					$ 5,513	$ 14,906	$ 8,604	$ 143,771	$ 167,281	$ 12,513	$ 17,238	$ 17,077	$ 197,473	$ 231,787

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 8,604
2024	14,377
2025	14,377
2026	14,377
2027	14,377
Thereafter	86,262
Total	**$ 152,375**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note with a certain lender	$ 15,000	8.00%	07/31/2020	12/31/2021	1,200	2,903	15,000	-	17,903	1,200	1,703	15,000	$ -	16,703
Convertible Note with a certain lender	$ 10,000	8.00%	02/28/2020	12/31/2021	800	2,273	10,000	-	12,273	800	1,473	10,000	$ -	11,473
Convertible Note with a certain lender	$ 5,000	8.00%	07/31/2020	12/31/2021	400	968	5,000	-	5,968	400	568	5,000	$ -	5,568
Convertible Note with a certain lender	$ 405,086	8.00%	04/30/2021	06/30/2023	32,407	54,159	405,086	-	459,246	32,407	21,753	173,367	$ -	195,120
Convertible Note with a certain lender	$ 50,000	8.00%	02/28/2020	12/31/2021	4,000	11,364	50,000	-	61,364	4,000	7,364	50,000	$ -	57,364
Convertible Note with a certain lender	$ 15,000	8.00%	07/31/2020	12/31/2021	1,200	2,903	15,000	-	17,903	1,200	1,703	15,000	$ -	16,703
Convertible Note with a certain lender	$ 44,919	8.00%	02/28/2020	12/31/2021	3,594	10,210	44,919	-	55,128	3,594	6,616	44,919	$ -	51,535
Convertible Note with a certain lender	$ 100,000	8.00%	02/28/2020	12/31/2021	8,000	22,729	100,000	-	122,729	8,000	14,729	100,000	$ -	114,729
Convertible Note with a certain lender	$ 10,000	8.00%	02/28/2020	12/31/2021	800	2,273	10,000	-	12,273	800	1,473	10,000	$ -	11,473
Convertible Note with a certain lender	$ 50,000	8.00%	02/28/2020	12/31/2021	4,000	11,364	50,000	-	61,364	4,000	7,364	50,000	$ -	57,364
Convertible Note with a certain lender	$ 50,000	8.00%	02/28/2020	12/31/2021	4,000	11,364	50,000	-	61,364	4,000	7,364	50,000	$ -	57,364
Convertible Note with a certain lender	$ 60,000	8.00%	02/28/2020	12/31/2021	4,800	13,637	60,000	-	73,637	4,800	8,837	60,000	$ -	68,837
Convertible Note with a certain lender	$ 300,000	8.00%	07/31/2023	12/31/2024	-	-	300,000		300,000			300,000		300,000
Convertible Note with a certain lender	$ 25,000	8.00%	02/28/2020	12/31/2021	2,000	5,682	25,000	-	30,682	2,000	3,682	25,000	$ -	28,682
Convertible Note with a certain lender	$ 100,000	8.00%	02/28/2020	06/30/2023	8,000	22,729	100,000	-	122,729	8,000	14,729	100,000	$ -	114,729
Total					$ 75,200	$ 174,559	$1,240,005	$ -	$ 30,176	$ 75,200	$ 99,358	$1,008,286	$ -	$ 1,107,644

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to eighty percent (80%) of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (50,307)	$ (31,201)
Valuation Allowance	50,307	31,201
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (244,789)	$ (194,482)
Valuation Allowance	244,789	194,482
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,652,662, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,652,662. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On April 30, 2021, the Company issued an unsecured Convertible promissory note agreement to one of the shareholders, Duc Pham, in the amount of $265,081. The note bears an interest rate of 8% and the maturity date is set to June 30, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $265,081.

On July 31, 2023, the Company issued an unsecured Convertible promissory note agreement to one of the shareholders, Hao Liang, in the amount of $300,000. The note bears an interest rate of 10% and the maturity date is set to December 31, 2024. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $300,000.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through October 13, 2023, which is the date the financial statements were available to be issued.

In August of 2023, the Company closed its second round of Convertible note issuance in the aggregate amount of $535,095. The notes bear interest rate of 10% per annum and have maturity dates set on December 31, 2024.

The company's 3PL warehouse in Chicago, Pierce Distribution, caught fire on April 14, 2023. Over 65,000 cases were lost. The Company currently has a legal claim against Pierce and the roofing contractor that caused the fire. The claim is $2,200,000. The Company is close to receiving first settlement offers from both Pierce's and Roofing's insurance companies.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $161,734, an operating cash flow loss of $132,427, and liquid assets in cash of $20,472, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

0 MINUTES LEFT

GET A PIECE OF PHO'NOMENAL BOWLS

Spreading the Pho’nomenon Around the World

Pho’nomenal Foods is a food distribution company specializing in supplying high-quality authentic Vietnamese foods & pho products to a network of 4,000+ retail stores, military bases & more.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PHO'NOMENAL FOODS
From my “Pham” to Yours
GLUTEN FREE

$0 Raised

REASONS TO INVEST

- Pho'nomenal Foods blends tradition and taste, offering flavorful Pho with a purpose. Pho’nomenal’s "Million Bowl Promise" donates 10,000 bowls for every 1 million sold.
- Positioned in the projected $81.84B U.S. Instant Noodle Market by 2029, Pho'nomenal continues to gain popularity as consumers crave authentic, healthier, and convenient Pho options.*
- In 2022, Pho’nomenal achieved $3.34M in revenue. With products in 4,000+ retail stores, numerous military bases across the globe, 2,000 substance abuse centers and now Costco, we’re ready for continued growth.

*Source

Get Equity
$1.29 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$248.97	$39.01M

THE PITCH

Bridging Culture With Authentic Food —”Pho-nomenally”


Bridging Culture with Authentic Food—"Pho-nomenally"
GLUTEN FREE
Our recipe is Vietnamese grandmother-approved and always Gluten-Free, Non-GMO, MSG Free, and Dairy Free.
We keep our grandma happy by recreating her famous recipe using the best quality ingredients to bring you a bowl of her Pho' without having to leave home.
RIPENED JACKFRUIT CHI
PHỞNOMENAL
Authentic Vietnamese noodle soup
PHỞNOMENAL BOWL
Authentic Vietnamese noodle soup
PHỞNOMENAL BOWL
Authentic Vietnamese noodle soup

Founded in 2016 by Duke Pham, the Pho'nomenal brand emerged from a cherished family recipe and a labor of love. From the acclaimed pho restaurant, "What the Pho!" to a top-tier instant noodle brand, Pho'nomenal has been a culinary "tour de force".

Not only do we offer flavorful Pho Bowls and Pho Kits, but we're also committed to making a difference. Through our "Million Bowl Promise", we donate 10,000 bowls for every 1 million sold through our partnership with Food Lifeline and Feeding America. We are in 3,600 retail locations already with plans for expanding product lines, including dried fruits such as our Jackfruit Chip and allergen-free snacks. We're excited for what the future holds and proud to be able to bring our family traditions halfway around the world to your table.

Our Ingredients Are Pho'Real



Each product is crafted with **authentic, aromatic ingredients, traditional herbs, and top-quality broths**.

We take health to heart by **avoiding high-fat fried noodles and artificial preservatives,** ensuring that every bowl is a **delicious and nourishing choice.**



At Pho'nomenal Foods, we're addressing the surging demand for healthier, more flavorful, and authentically ethnic food choices. Our business model centers on supplying top-tier pho products to an extensive retail network, including retail giants like Kroger's and Costco. The heart of our operation lies in Seattle, where we carefully craft our signature broth before it embarks on a journey to Vietnam for packaging, then returns to the U.S. for distribution.

With over 90% of our sales channeled through retail partnerships, Pho'nomenal is committed to expanding its digital footprint and introducing exciting new products. Our focus on authenticity, health-conscious ingredients, and our latest partnership to supply over 2,000 substance abuse centers with our product positions us as one of a kind in a market craving distinctive, convenient, and meaningful culinary experiences.


PHỞNOMENAL BOWL
★★★★★
We discovered this great soup through Costco Business Center in the Chicago area. Love that it is low in sodium as we have been watching our intake and our son just LOVES this product. But, now we can't find the product anywhere! Where can we get it???
★★★★★
This is really good pho.
"This isn't Top Ramen like you ate in your early days when you were really lazy, or really poor. This is really good pho, and it's almost as fast and easy to prepare as Top Ramen."
★★★★★
"Gluten free and no MSG and delicious.
I absolutely love love love this pho noodle bowl"

**The above testimonials may not be representative of the opinions or of the experience of other customers and is not a guarantee of future performance or success.*

Our product lineup already includes a range of gluten-free, non-GMO, MSG-free, and dairy-free Pho options. Each product is crafted with authentic, aromatic ingredients, traditional herbs, and our signature top-quality broth, which we believe sets us apart from much of the competition. Notably, Pho'nomenal takes health to heart by avoiding high-fat fried noodles and artificial preservatives, ensuring that every bowl is a delicious and nourishing choice.

THE MARKET & OUR TRACTION

From Broth to Billions: A Flavor Revolution

We believe Pho'nomenal is positioned to make great strides in the growing instant noodle market, which is on an upward trajectory and estimated to be valued at $81.84 billion in the U.S. by 2029 (Source). This surge is driven by consumers' increasing inclination towards authentic and healthier products that actually taste great. Pho'nomenal has established a solid foothold with over 3,600 placements in traditional and independent natural retail stores nationwide, including Wegmans, Krogers, Costco, Albertsons/Safeway, and Target.


Key Trends
Global Instant Noodle Market Projections
CAGR 5.95%
90
80
70
60
50
40
30
20
10
0
$51.6B
$54.6B
$81.84B
2021
2022
2029
Increasing consumer inclination towards fortified and healthier products that taste good.
NO MSG
LOW SODIUM
ORGANIC

**Source*

We are also available in military bases across the globe! Beginning in one region, we've expanded to supplying bases with our Pho Bowls across Europe, the Middle East, Asia, and throughout the U.S. Pho'nomenal also recently acquired a partnership with over 2,000 substance abuse centers throughout the country.


Our Growth
2018
$39K
2019
$925K
2020
$1.06M
2021
$1.13M
$3.34M
2022
PHỞNOMENAL
Authentic Vietnamese noodle soup

**The figures in this graph indicate Pho'nomenal Foods' revenue from 2018-2022.*

We're proud to be capitalizing on key market drivers, such as an increase in disposable income and a growing working population, alongside the rising adoption of convenient food products and surging consumption of instant food products. Our dedication to crafting healthier options that deliver exceptional taste, featuring attributes like NO MSG, reduced sodium levels, and the use of organic ingredients, has resonated deeply with consumers who are looking for the perfect combination of nutrition and flavor.


3,600
Placements
3,600 placements in traditional and independent natural retail stores **nationwide**, including Wegmans, Krogers, Albertsons/ Safeway, Costco, and Target.
Albertsons
COSTCO WHOLESALE
TARGET
SAFEWAY
Kroger
Wegmans

As part of our journey, we're actively pursuing a patent to enhance the nutrition of our products even more by infusing noodles with essential proteins and vitamins, keeping us ahead of the curve in meeting evolving dietary preferences.

WHY INVEST

Making A Difference, One Bowl At A Time


Our Million Bowl Promise
By partnering with Food Lifeline and Feeding America Organization, we're proud to say **we have pledged to donate 10,000 bowls for every 1 million bowls we sell**. It's our "Million Bowl Promise"

When you choose a Pho'nomenal Bowl, you not only get to enjoy a delicious meal, you're joining us in the fight to end hunger. Our commitment extends far beyond flavor and profit; we're promising to make a meaningful impact felt globally. Food is a way of life for the Pham family, and we're determined to share our good fortune with those still facing hardship.

Pho'nomenal is on the cusp of an exciting journey, introducing new products to Costco while ramping up our direct-to-consumer platform. Our long-term vision includes expanding our product line, fortifying our presence in military bases worldwide, and furthering our charitable initiatives. With a recently approved dried jackfruit chip offering, continued growth in retail placements, and key partnerships, we're committed to evolving our purpose.

Embark on a flavorful journey with ambition. Invest in Pho'nomenal today and help us fuel our growth story.

ABOUT

HEADQUARTERS
10900 NE 4TH ST STE 2300
BELLEVUE, WA 98004

WEBSITE
View Site

Pho'nomenal Foods is a food distribution company specializing in supplying high-quality authentic Vietnamese foods & pho products to a network of 4,000+ retail stores, military bases & more.

TEAM



Duc (Duke) Pham
CEO, Board Member

From day one, I have lived life close to my family, my ideals and my goals. My family came to this country in 1975, fleeing Vietnam when I was an infant to escape the fall of Saigon. Life has been a hard-fought, but luck-filled whirlwind for me ever since. It was probably that first bold move that set the stage for me to always follow my path, especially my "American Dream". All this from being a penniless political refugee to going on to founding and managing six very popular, award-winning phở restaurants in the Seattle area called 'What the Pho!', which became the launchpad for the Pho'nomenal Bowls. As the saying goes, behind many a successful man is a powerful woman. In my case I'm lucky enough to have two. There was my tiny and tenacious mom who helped shepherd us out of Vietnam while four months pregnant, toting two toddlers. My wife Trish's fierce determination helped us to forge ahead with opening one restaurant after another–and ultimately our beloved noodle company. I count myself doubly blessed.



Hao Liang
COO, Board Member

Executive focusing on identify and driving growth opportunities for companies in the food sector, with decades of experience in the sector both domestic and

international.

Hao holds the position of managing partner for XCJ Corp. a fast growing Direct to Consumer manufacturing company. He was pivotal in reinvigorate the team, laying down foundation of all operating processes, set clear priorities and identify the critical value-creation levers. He oversees all operation activities and growth scale up

projects. XCJ rapidly grew into $30MM run rate from $3MM run rate in under one year.

Previously, he was CEO of January Food Corp., a middle-market meat processing company holds over 50% US market share. Built new management team & migrated

business from an ethnic channel focused brand to a mainstream, national brand.

AMES International Inc., the largest nut roaster on west coast of USA. He has taken on key positions in marketing, production, logistics, procurement, domestic sales,

and he ended up as VP of international business development.



Anders Dahl
Vice President of Supply Chain Management

Anders has over 20 years experience in retail supply chain and inventory management, ranging from start-ups to Fortune 50 companies. Previously Anders managed a team of Demand and Supply Planners at Walgreens that was responsible for their eCommerce channels. More recently he has worked with several businesses as a consultant on various supply chain and operations challenges. When not working he enjoys time with his kids and exploring the Pacific northwest.

Hao earned a B.S degree in business administration and a M.B.A in marketing and management from Saint Martin's University.

TERMS

Pho'nomenal Bowls

Overview

PRICE PER SHARE
$1.29

VALUATION
$39.01M

DEADLINE
Mar. 15, 2024 at 11:54 PM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$248.97

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.56

ASSET TYPE

SHARES OFFERED
Class A-1 Common Stock

MIN NUMBER OF SHARES OFFERED
11,627

MAX NUMBER OF SHARES OFFERED
957,364

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perk

Early Bird

Early Bird 1 - Invest $1,000+ within the first 2 weeks | 0% bonus shares

Early Bird 2 - Invest $5,000+ within the first 2 weeks | 5% bonus shares

Early Bird 3 - Invest $10,000+ within the first 2 weeks | 7.5% bonus shares

Early Bird 4 - Invest $25,000+ within the first 2 weeks | 10% bonus shares

Early Bird 5 - Invest $50,000+ within the first 2 weeks | 15% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $1,000+ and receive 1 free Phonomenal Pho case delivered per month for 6 months

Tier 2 Perk — Invest $5,000+ and receive 2 free Phonomenal Pho cases delivered per month for 1 year + 5% bonus shares

Tier 3 Perk — Invest $10,000+ and receive $100 online coupon to spend on our website per month for one year + 7.5% bonus shares

Tier 4 Perk — Invest $25,000+ and receive $200 online coupon to spend on our website per month for one year + 15% bonus shares

Tier 5 Perk — Invest $50,000+ and receive $500 online coupon to spend on our website per month for one year + 20% bonus shares + invitation to travel with me on a journey to Vietnam and I will be your personal tour guide (airfare, hotel and travel expenses not included).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Pho'nomenal, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A-1 at $1.29 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $129. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Pho'nomenal Bowls.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2024 All Rights Reserved

Download on the App Store

Get To Know Us

- Our Team
- Careers
- Blog

Let's Work Together

- Raise Capital
- Refer a Founder, earn $10k
- Success Stories
- Partnerships

Need Help

- Contact Us
- Help Center

Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED
Secretary of State
State of Washington
Date Filed: 08/11/2020
Effective Date: 08/11/2020
UBI No: 604 187 345

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF PHO'NOMENAL, INC.

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendments to the corporation's Articles of Incorporation.

1. The name of the corporation is Pho'nomenal, Inc.

2. Article II, Section A. Authorized Capital is hereby deleted in full and replaced with the following:

> The Corporation is authorized to issue a total of Two Hundred Fifty Million (250,000,000) shares, no par value, consisting of One Hundred Eighty Million (180,000,000) shares, no par value, to be designated "Class A-1 Common Stock," Twenty Million (20,000,000) shares, no par value, to be designated "Class A-2 Common Stock," (together with the Class A-1 Common Stock, the "Common Stock") and Fifty Million (50,000,000) shares, no par value, to be designated "Preferred Stock." Subject to any rights expressly granted to Preferred Stock issued pursuant to Paragraph B of this Article, the Common Stock shall have all the rights ordinarily associated with common shares, including but not limited to general voting rights, general rights to dividends, and liquidation rights. The Preferred Stock shall have the rights and preferences described in Paragraph B of this Article or in any resolution of the Board of Directors adopted pursuant to Paragraph B.
>
> The sole difference between Class A-1 Common Stock and Class A-2 Common Stock shall be that Class A-2 Common Stock shall have two votes per share on all matters subject to a vote of shareholders.

3. The foregoing amendment was recommended to the Shareholders by the Board of Directors of Pho'Nomenal, Inc. on January 31, 2020 pursuant to RCW 23B.10.030.

4. The foregoing amendment was adopted by a resolution of the shareholders on January 31, 2020 pursuant to RCW 23B.10.030 and pursuant to Article VII of the Company's Articles of Incorporation.

5. These Articles will be effective immediately upon filing.

Work Order #: 2020081100423266 - 1
Received Date: 08/11/2020
Amount Received: $80.00

These Articles of Amendment are executed by said corporation by its duly authorized officer.

DATED: January 31, 2020

PHO'NOMENAL, INC.

Duke Pham

By: Duc Pham
Its: President

Work Order #: 2020081100423266 - 1
Received Date: 08/11/2020
Amount Received: $80.00

Secretary of State
Kim Wyman

Corporations & Charities Division
801 Capitol Way South
PO Box 40234
Olympia, WA 98504-0234

Tel: 360.725.0377

Front Desk Transaction Request Form

☐ Front Desk ($50) (Wait/ Immediate Service) ☐ Routine (Drop Off - 10 business days) ☒ Expedite ($50) (Drop off - 2-3 Business Days)

Name: Unisearch, Inc., Attn: Melissa Craig

Address: 1780 Barnes Blvd SW, Tumwater, WA 98512

Phone: 360-956-9500, ext. 107

Email: Melissa.Craig@Unisearch.com

UBI Number	Entity Name	Type of Request
604 187 345	PHO'NOMENAL, INC.	B

Type of Transactions:

UNISEARCH inc.
Global Solutions for Corporate and Financial Compliance

- ☐ A. Formation/Articles/Registration
- ☒ B. Amendment
- ☐ C. Merger or Conversion
- ☐ D. Annual Report, Amended Report, Reinstatement
- ☐ E. Apostille or Authentication — Country: ____________
- ☐ F. Other: ____________
- ☐ G. Long Form Certificate of Existence
- ☐ H. Short Form Certificate of Existence
- ☐ I. Photo Copies — ☐ Charter Docs ☐ Other: ____________
- ☐ J. Certified Copies — ☐ Charter Docs ☐ Other: ____________

SERVICE TYPE	FEE
Filing	
Filing	
Apo	
Certificates	
Records	
Other	
Other	
Expedite Fee	
TOTAL DUE:	

NOTES:

Work Order #: 2020081100423266 - 1
Received Date: 08/11/2020
Amount Received: $80.00

UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, KIM WYMAN, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

CERTIFICATE OF INCORPORATION

to

PHO'NOMENAL, INC.

a/an WA Profit Corporation. Charter documents are effective on the date indicated below.

Date: 10/30/2017

UBI Number: 604-187-345

Given under my hand and the Seal of the State of Washington at Olympia, the State Capital

Kim Wyman, Secretary of State

Date Issued: 10/31/2017

604 187 345

10/30/17 3586154-002
$230.00 R
tid:3620873

ARTICLES OF INCORPORATION

OF

PHO'NOMENAL, INC.

FILED
OCTOBER 30 2017
SECRETARY OF STATE
STATE OF WASHINGTON

ARTICLE I

Name

The name of this Corporation is

Pho'nomenal, Inc.

ARTICLE II

Capital Stock

A. Authorized Capital. The Corporation is authorized to issue a total of twenty-five million (25,000,000) shares, no par value, consisting of twenty million (20,000,000) shares, no par value, to be designated "Common Stock" and five million (5,000,000) shares, no par value, to be designated "Preferred Stock." Subject to any rights expressly granted to Preferred Stock issued pursuant to Paragraph B of this Article, the Common Stock shall have all the rights ordinarily associated with common shares, including but not limited to general voting rights, general rights to dividends, and liquidation rights. The Preferred Stock shall have the rights and preferences described in Paragraph B of this Article or in any resolution of the Board of Directors adopted pursuant to Paragraph B.

B. Issuance of Preferred Stock in Series. The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and these Articles of Incorporation, as determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for its issuance, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine, subject to the provisions hereof, the rights and preferences of the shares of any series so established. Unless otherwise provided in the resolution establishing a series of shares of Preferred Stock, prior to the issuance of any shares of a series so established or to be established, the Board of Directors may by resolution amend the relative rights and preferences of the shares of such series, and, after the issuance of shares of a series whose number has been designated by the Board of Directors, the resolution establishing the series may be amended by the Board of Directors to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series.

ARTICLE III

No Preemptive Rights

Except as may otherwise be provided by the Board of Directors, no holder of any shares of this Corporation shall have any preemptive right to purchase, subscribe for or otherwise acquire any securities of this Corporation of any class or kind now or hereafter authorized.

ARTICLE IV

Number of Directors

A. This Corporation shall have at least one (1) director, the actual number to be fixed in accordance with the Bylaws. The initial Board of Directors shall consist of five (5) Directors, who shall serve until the first annual meeting of shareholders and until their successors are elected and qualified.

B. The names of the first Board of Directors of the Corporation are as follows:

Duc Pham
David Howitt
Gerry Adams
Arthur Rubinfeld
Lindsey Schwartz

ARTICLE V

No Cumulative Voting

There shall be no cumulative voting of shares of stock in this Corporation.

ARTICLE VI

Shareholder Action Without Meeting

Any corporate action that may be approved by a shareholder vote at a meeting of the shareholders of this Corporation may be approved without a meeting or a vote if the corporate action is approved by a single consent or multiple counterpart consents each in the form of an executed record delivered to this Corporation by (i) all shareholders entitled to vote on the corporate action or (ii) shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum number of votes that would be necessary to approve such corporate action at a meeting at which all shares entitled to vote on the corporate action were present and voted. This Corporation shall comply with any provisions of the Washington Business Corporation Act that require notice by this Corporation in connection with shareholder consents being sought or obtained for the approval of any corporate action. Approval of corporate action by execution of shareholder consents pursuant to this Article has the effect of a vote at a shareholders meeting.

ARTICLE VII

Shareholder Voting on Significant Corporate Action

Any corporate action for which the Washington Business Corporation Act, as then in effect, would otherwise require approval by either a two-thirds vote of the shareholders of the Corporation or by a two-thirds vote of one or more voting groups shall be deemed approved by the shareholders or the voting group(s) if it is approved by the affirmative vote of the holders of a majority of shares entitled to vote or, if approval by voting groups is required, by the holders of a majority of shares within each voting group entitled to vote separately. Notwithstanding this Article, effect shall be given to any other provision of these Articles that specifically requires a greater vote for approval of any particular corporate action.

ARTICLE VIII

Voting Groups

A. Voting on Amendment to Articles of Incorporation. No class or series of shares shall be entitled to vote as a group on the matters set forth in subsection (1)(a), (e) or (f) of RCW 23B.10.040, or any successor provision thereto.

B. Voting on Mergers or Share Exchanges. No class or series of shares shall be entitled to vote as a voting group on a merger or share exchange as otherwise provided for in RCW 23B.11.030, or any successor provision thereto.

ARTICLE IX

Limitation on Director Liability

To the fullest extent permitted by the Washington Business Corporation Act, a director of this Corporation shall not be liable to the Corporation or its shareholders for monetary damages for his or her conduct as a director. Any amendment to or repeal of this Article shall not adversely affect any right of a director of this Corporation hereunder with respect to any acts or omissions of the director occurring prior to amendment or repeal.

ARTICLE X

Indemnification of Directors

To the fullest extent permitted by its Bylaws and the Washington Business Corporation Act, this Corporation is authorized to indemnify any of its directors. The Board of Directors shall be entitled to determine the terms of indemnification, including advance of expenses, and to give effect thereto through the adoption of Bylaws, approval of agreements, or by any other manner approved by the Board of Directors. Any amendment to or repeal of this Article shall not adversely affect any right of an individual with respect to any right to indemnification arising prior to such amendment or repeal.

ARTICLE XI

Registered Agent

The name and address of the noncommercial registered agent for service of process of this Corporation shall be:

JGB Service Corporation
600 University Street
Suite 3600
Seattle, WA 98101-4109

ARTICLE XII

Incorporator

The name and address of the incorporator are as follows:

John Laney
600 University Street
Suite 3600
Seattle, WA 98101-4109

DATED: October 30, 2017

John Laney
Incorporator

CONSENT TO APPOINTMENT AS NONCOMMERCIAL REGISTERED AGENT

The undersigned hereby consents to serve as noncommercial Registered Agent in the state of Washington for the Corporation named in the foregoing Articles of Incorporation. The undersigned understands that as agent for the Corporation it will be the undersigned's responsibility to accept service of process in the name of the Corporation and to immediately notify the Office of the Secretary of State in the event of the undersigned's resignation or any change in the registered office address of the Corporation for which the undersigned is agent.

DATED this 30th day of October, 2017.

JGB SERVICE CORPORATION

By *Suzanne Thomas*
Suzanne Thomas
Assistant Secretary

600 University Street
Suite 3600
Seattle, WA 98101-4109

SOS
Office of the Secretary of State
Corporations & Charities Division

James M. Dolliver Building
801 Capitol Way South • PO Box 40234
Olympia, WA 98504-0234
Tel: 360.725.0377
www.sos.wa.gov/corps

Congratulations:

You have completed the initial filing to create a new business entity. **The next step in opening your new business is to complete a Business License Application.** You may have completed this step already. The Business License Application can be completed online or downloaded at: http://www.bls.dor.wa.gov/

If you have any questions about the Business License Application, or would like a Business License Application package mailed to you, please call the Department of Revenue at 1-800-451-7985.

If you have questions about annual reports or registered agent requirements, please contact the Corporations Division at 360-725-0377 or visit our website at: http://www.sos.wa.gov/corps.

JGB SERVICE CORPORATION
600 UNIVERSITY ST STE 3600
SEATTLE, WA 98101

IMPORTANT

To keep your filing status active and avoid administrative dissolution, you must:

1. **File an Initial Report** within 120 days of the date your corporation or limited liability company (LLC) was filed. The date of filing is stated on your certificate. Please complete and return the enclosed Initial Report, together with the $10 filing fee.

2. **File an Annual Report** each year before the anniversary of the filing date for the entity. The registered agent will be sent notice of the Annual Report requirement. It is the corporation or LLC's responsibility to file the report on time even if no notice is received.

3. **Maintain a Registered Agent** and registered office in this state. You must file a statement of change or designation of registered agent if there are any changes in your registered agent, agent's address, or registered office address. Failure to file changes with the Corporations Division will result in misrouted mail, and possibly lead to administrative dissolution.

If you have questions please contact our office at corps@sos.wa.gov, 360-725-0377, or visit our website www.sos.wa.gov/corps